UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 16, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Hutchison China MediTech Limited

File No. 333-207447 - CF#32916

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Hutchison China MediTech Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on October 16, 2015, as amended on November 13, 2015.

Based on representations by Hutchison China MediTech Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9	through August 21, 2018
Exhibit 10.10	through August 21, 2018
Exhibit 10.11	through August 21, 2018
Exhibit 10.12	through August 21, 2018
Exhibit 10.13	through August 21, 2018
Exhibit 10.14	through August 21, 2018
Exhibit 10.18	through August 21, 2018
Exhibit 10.19	through August 21, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary